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Slash Haircare

On-the-go haircare

In under 10 minutes

New York, NY

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Pitch

Slash Haircare is a new haircare line for the 2020 women.

The mission of Slash is to make haircare on-the-go easy. We want to accompany women throughout their day - from the gym to work, home to dinner, near to far. We want to be in every woman's purse, making her excited for a 10 minute beauty break in her busy day. We created a curated multi-tasking line, with a limited number of 5 essentials.

All the products are TSA-friendly but larger than typical travel sizes, and easy to carry. The line is paraben free, sulfate free, cruelty free, and all of our formulas contain organic ingredients. We are very proud that our line is made in the USA.

Women love our on-the-go line and the products pop very well online - and they will pop on the retail shelves soon too.

The three founders have extensive experience in the haircare industry, covering all aspects from product development, to hairstyling, to marketing. We are passionate about hair and with different backgrounds in the beauty industry, we know what works and what does not.

Key Facts
The Beauty industry is expected to grow at 7% annually in the coming 3 years, with Haircare being the fastest growing segment.
A team of experts in hair styling and product development, working with a renewed haircare lab to create the perfect formulations.
Many new Beauty brands success stories in the past 3 years, with valuation sales multiples from 3x to 5x.
82% of US women would love to see an on-the-go haircare brand.
Slash Haircare is surpassing the Beauty industry KPI (conversion rate, returning customers...) with regard its online sales performance.

Community Impact

- Green Living
- Sustainability
- Women Owned

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Opportunity

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THE PROBLEM

Women are busier than ever, trying to juggle it all - work, exercise, family life, friends, travel and time for herself.

Successful women want to have beautiful hair at every moment of the day, but with such a hectic lifestyle there is no time to spend 45 minutes on their daily haircare routine.

There is no easy to use and easy to carry haircare brand on the market.

THE SOLUTION

A new high performance brand, developed by experts in the hair industry, and manufactured by a renowned haircare lab in the US

Easy, 10-minute routine with instant result

Most of the products don’t need to be rinsed out and have styling properties

Ideal 3.4 Oz (100 ml) size: TSA-approved, slender, comfortable to carry

For all hair types

Organic key active ingredients. Paraben and sulfate free, no animal testing

Price range (SRP): $18 to $23


SLASH
ACTIVE DETOX
SHAMPOO MOUSSE
WATERLESS
SHAMPOO
TONIC MIST
DETANGLE/STYLE
BODY & TEXTURE
HAIRSPRAY
SHINE & GLAM
HAIRSPRAY

SLASH HEROES

OUR PRODUCTS: WHY THE SLASH LINE

We are a team of experts in hair styling and product development, with over a combined 50 years in the beauty industry. We work with innovation US labs to create the perfect formulations, using new discoveries and the best ingredients. Slash is a clean line and every product contain key organic ingredients. Each product is tested extensively, for instance in the hair salon of our creative director, and has been validated by a panel of women.

Women are more and more busy on their daily basis, and they want to look fabulous throughout their day. We created a very innovative haircare line for them, with a limited number of essentials. Your favorites will follow you all day in your purse to clean, condition and style anywhere on-the-go.

ACTIVE DETOX Shampoo
The first innovative expanding foaming shampoo

- To clean... and more.
- Women don't have much time to lather, emulsify, detangle their hair and they feel that the existing shampoos on the market leave their hair dull and heavy.
- The Active Detox Shampoo refreshes your scalp, cleans your hair, and helps to detangle while adding shine and a styling effect... in 2 minutes, thanks to its innovative instantly foamy formula.
- Properties:
  - super light, fresh and instantly foamy shampoo
  - makes your hair stronger immediately and overtime
  - hydrates and repairs all while enhancing shine and texture
  - protects against free radicals and thermal assaults
  - prevents flyaways

WATERLESS Shampoo Mousse
A new generation of styling dry shampoo

- To clean with no water... and more.
- Tired of the white powdery residue, your hair looking matte and oily, and your style looking messy?
- The Waterless Shampoo will refresh your scalp and your hair and it will make you look beautiful in a matter of minutes. It is the first dry shampoo mousse that combines cleaning action, hydration, styling properties and heat protection benefits.
- Properties:
  - ideal for refreshing and holding your style
  - absorbs buildup and odor
  - moisturizes and repairs your hair
  - unlike other dry shampoos, our formula won't leave a white powdery residue
  - unlike dry shampoo foams, it won't leave the hair heavy and oily

TONIC MIST Detangle/Style Spray
The first leave-in that truly does it all

- To detangle & style... and more.
- Many women feel that their hair feels heavy, dry, tangled and doesn't keep its style.
- The Tonic Mist does it all, and for all hair types! Its very lightweight formula will make your hair shiny and polish, soft and bouncy. Providing heat protection, it will keep your hair hydrated while using a blowdryer or hot tool.
- Properties:
  - lightweight leave-in detangler conditioner
  - perfects your style with a soft hold
  - ideal spray for fighting frizz
  - locks in moisture and shine

BODY & TEXTURE Hairspray
An invisible body builder texturizing hairspray

- To style & add texture... and more.
- Stop using texturizing sprays that make your hair sticky, powdery, matte, looking dirty, feeling dehydrated... and does not last.
- The Slash team has addressed all those push-backs in developing the Body & Texture hairspray. It provides shine, hydration, hold and grip in a few minutes. To top it off, it provides heat protection so hot tools can be used safely to get a style that lasts all day long.
- Properties:
  - lightweight invisible texturizing hairspray
  - builds volume, body and texture
  - provides heat protection
  - provides sheen and does not leave any powdery residue behind

SHINE & GLAM Hairspray
An all in one multi-tasking hairspray

- To style & provide hold...and more.
- Women want to look beautiful, with healthy and shinny hair and most importantly, they want their hairstyle to keep its shape throughout their busy day.
- Your hair will be healthy, touchable and light, thanks to this medium hold hairspray.
- Properties:
  - multi-tasking hairspray
  - leaves your hair feeling touchable and brushable
  - provides sheen, moisture and hold
  - tames flyaways

SLASH HEROES





OUR CONSUMERS

We all know this woman!

Intuitive, successful, optimistic and ambitious

Age somewhere between millennial and baby boomer

Live anywhere from the East Coast to the West Coast, in urban, suburban or rural areas

She does it all, but is always rushing and juggling and thinking about the next thing

She wants a haircare line that is her equal: active, bright, trustable and bottom line focused

The Slash Heroes are our Consumers and our Products... and they are best friends! Together, they are confident and efficient... and they share their little secrets

VALIDITY & TRACTION

82% of US women would love/like to see an on-the-go haircare brand[1] (vs 43% only for a new celebrity hair stylist brand)

74% would definitely or probably buy it[1]

58% think that “Slash” is very different compared to the other brand names[1]

66% of the women who tested the products said they are amazing[2]

3.5% conversion rate in DTC (above the industry average), 15% returning customers, below 1% returns

In the salon of our Artistic Director, Slash ranks #1 with a $25k yearly trend

Sources: [1] Pollfish survey with 500 women for Slash Haircare, March 2018
[2] Test of the products with a panel of 100 US women, Summer 2018

TESTIMONIALS

478 likes

gofrenchyourself Love my little beauty routines with the products #slashhaircaregiftedme .... -
-
Have become a bit obsessed with this hair care line designed exclusively for on-the-go! It’s actually always in my car — but today I brought my gym bag up just to use the @slashhaircare Shine & Glam Hairspray for date night! It provides my hair with sheen, moisture, and hold plus it tames flyaways, all while leaving my locks feeling touchable and brushable. -

“I am using the entire Slash system for the first time and it’s just fabulous!”

Deborah C.

“I love Slash! Always in my bag, ready to use. Love how it smells… love my hair.”

Jennifer W.

110 likes

glow_by_kay This waterless shampoo is so unique! It isn’t like any normal dry shampoo — it comes out like a foamy soap almost, but as you massage it into your hair it completely absorbs all dirt, oil, etc out of your hair leaving it looking like you actually washed your hair. Super impressed with this formula, and it really don’t have too much of a smell to me either, if anything, it smells fresh!
It states on the bottle that it is color safe, keratin safe, sulfate free, paraben free, cruelty free, and TSA friendly!

PIPELINE

NEW PRODUCTS UNDER DEVELOPMENT

Listening everyday to the feed-back from our customers, the Slash team is developing 2 new products to complete the line.

We are also considering developing back-bar sizes (jumbo sizes) to be used in the bathrooms of the sport clubs who are retailing our line.

DETOX Conditioner

- To condition… and more.
- Instant results is the key word… and you can't find it on the market.
- Our new generation of conditioner will combine hydration and detangling properties into a lightweight mousse. The hair will look and feel as soft as ever, with movement and shine.

TONIC MIST Cream

- For curly and straight hair … and more.
- Stop cocktailing products to try to achieve the look.
- The Slash team creates for you this 1 product for 2 usages:
  - for enhancing your curls: it will hold and re-bounce your curls and fight frizz, while adding a lot of hydration.
  - for straightening your hair: it will keep your hair straight with movement and shine while fighting frizz.

Heat protection is a key property to keep your hair healthy while using a diffuser or flat-ironing your hair.


Slash Haircare

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Our Terms

Equity
Security Type

Perks are provided at the investment levels indicated below.

Click on the dollar amount displayed to enter your exact amount.

Additional Terms (SEC Filing)

$100
Minimum Investment

10,000,000
Issued Shares

625,000
Shares Available for Purchase

$4,000,000
Issuer's Valuation

$0.40
Price Per Share

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$100

Hello Slashmate
1. 20% off first order

Invest $100

Benefits & Perks

$100	**Hello Slashmate** 1. **20% off first order** 10% discount on your first purchase on www.slashhair.com	Read less
$500	**Slashmate Every Day** 1. **20% off 1 year** 1 year 10% discount on any purchase on www.slashhair.com	Read less
$1,000	**Love Slashmate** 1. **20% off 1 year** 1 year 10% discount on any purchase on www.slashhair.com	Read less
	2. **Slash 5 essentials Bundle** Get our full line of products: - Active Detox Shampoo mousse - Waterless Shampoo - Tonic Mist detangling conditioner - Body and Texture hairspray - Shine & Glam hairspray - and our travel pouch	Read less

Our Team



Francois Viargues CO-FOUNDER

CEO

Francois (CEO) is experienced is leading businesses in the Beauty industry. In addition to his strategy and sales experience, Francois has also a CFO/ Operations background. Francois holds an Executive MBA from Columbia Business School.

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Adrien Flammier CO-FOUNDER

CREATIVE & ARTISTIC DIRECTOR

Adrien (Creative and Artistic Director) is a Master Hairstylist with a huge experience in product development in France and in the US for brands like Dessange Paris and L'Oreal. Adrien is also a Lead Stylist at the NY and Miami Fashion Weeks.

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Kerry Dacas Johnson CO-FOUNDER

MARKETING & DIGITAL DIRECTOR

Kerry (Marketing and Digital Director) is a US Beauty Industry expert. She has a proficient Marketing and Sales background (for instance at Bumble and Bumble/ Estee Lauder). Kerry is also skilled in launching new brands.

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Our Milestones

Show All

2017

Kick-off R&D meeting with the Lab

Sep 1st

2018

SLASH HAIRCARE

Validation of the branding, positioning, name and packaging

Slash is born!

May 1st

Test of the 5 hair products prototypes with a panel of 100 women

Aug 1st

First round of fundraising (friends & family and business angels)

Sep 1st

2019



Validation of the 5 formulas

Product development

Feb 1st

3 days photo-shoot in NYC to create digital content

Jun 1st

Production ran in a US based facility

Jul 1st

Social media: Instagram, Facebook and Youtube launch

Aug 1st



Website go- online sales

Directed to con

Sep 1st

FAQ

Q: What are your points of differentiation vs competition?

A: Slash Haircare is the unique on-the-go haircare brand on the market.

Slash is for the 2020 women, who are busier than ever, trying to juggle it all - work, exercise, family life, friends, travel and time for herself.

Slash focuses on a lifestyle while the competition positioning is on specific hair types, on hair concerns or on celebrities.

We created a curated multi-tasking line, with a limited number of 5 essentials.

Q: Are Slash Haircare products organic?

A: We use key organic ingredients in each formula. Please see our product pages (https://slashhair.com/) for the list of organic ingredients corresponding to each product.

Q: Are Slash Haircare products Sulfate free and Paraben free?

A: Our products are produced without the use of Sulfates and Parabens.

Q: Are Slash Haircare products Color Safe?

A: Our shampoos are safe to use on color treated hair. Please see our product pages for more details.

Q: Where are Slash Haircare products made?

A: Slash Haircare products are developed and produced in the United States.

Q: Does Slash Haircare test on animals?

A: Slash Haircare does not incorporate animal testing into our development phase or at the production level. We do not provide authorization to any third parties to perform animal testing of our products. In addition, we will not retail within any country that requires animal testing.

Q: Are Slash Haircare products vegan?

A: Yes, our products are vegan.

Q: What is the size of the Slash Haircare products?

A: Our products are TSA-approved (3.5 oz/100 ml or less) but larger than your typical travel sizes. The products can be carried-on when travelling by air.

Q: Where does the name "Slash" come from?

A: The name Slash refers to our two heroes:

- our clients, who are active / working hard / travelling / playing sport / hanging out with their friends...
- our products, that are easy to use / easy to carry / with instant result / paraben & sulfate free / TSA friendly...

Slash Haircare is as active as you.